EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is entered into as of July 12, 2012, by and between Active Care, Inc., a Delaware corporation (the "Company"), and David G. Derrick ("Executive").

RECITALS:

WHEREAS, Company desires to engage Executive to serve as an executive officer of the Company;

WHEREAS, Executive desires to accept employment with the Company on the terms and conditions set forth herein; and

WHEREAS, the Company and Executive desire to enter into this Agreement, which will supersede any and all prior understandings or agreements regarding Executive's relationship with the Company and contains the terms and conditions under which Executive will be employed by the Company; and

WHEREAS, the Company has agreed to employ Executive in exchange for Executive's compliance with the terms and conditions contained herein.

AGREEMENT:

NOW THEREFORE, in consideration of the mutual covenants and conditions set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. **Employment.** The Company hereby employs Executive in the capacity as Chief Executive Officer and Chairman of the Board of ActiveCare, Inc. Executive accepts such employment and agrees to perform such services as are customary to such office and as shall from time to time be assigned to him by the Board of Directors of the Company.

2. **Term.** The employment hereunder shall be for a period commencing on July 12, 2012 (the "Commencement Date") and ending on June 30, 2014 (the "Initial Term"), unless earlier terminated as provided in Section 4. Commencing on the anniversary date of this Agreement, and continuing on each anniversary thereafter, the term of this Agreement shall be extended by an additional year, such that the remaining term (with the Initial Term, the "Term") of the Agreement shall be two years, until such time as the board of directors of the Company ("Board") or the Executive elects not to extend the term of this Agreement further by giving written notice to the other party in accordance with Section 4 of this Agreement.

3. **Compensation and Benefits**

   3.1 **Salary.** For the performance of Executive's duties hereunder, the Company shall pay Executive an annual salary in the amount of $300,000, and shall reimburse up to $15,000 per month of reimbursable business expenses.

   3.2 **Options.** In addition to the Base Compensation payable under Section 3.1, above, Executive is hereby granted an option for the purchase of 10,000,000 shares of Common Stock of the Company at an exercise price of $0.10 per share, subject to the

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vesting and other terms contained in the attached Option Grant Agreement, by reference made a part of this Agreement.

3.3 **Restricted Stock Award.** Executive is hereby granted as a signing bonus, 80,000 shares of the Company's Series D Convertible Preferred Stock; provided, however, that Executive agrees that he will not cause such shares to be converted until the Company has 20,000 members.

3.4 **Benefits.** Executive shall be entitled to such medical, disability and life insurance coverage and such vacation, sick leave and holiday benefits, if any, and any other benefits as are made available to the Company's personnel, all in accordance with the Company's benefits program in effect from time to time and Executive shall accrue 20 days vacation over 12 months from date hereof.

3.5 **Reimbursement of Expenses.** Executive shall be entitled to be reimbursed for all reasonable expenses, including but not limited to expenses for travel, meals and entertainment, incurred by Executive in connection with and reasonably related to the furtherance of the Company's business. Executive shall submit expense reports and receipts documenting the expenses incurred in accordance with Company policy.

4. **Termination**

4.1 **Termination Events.** The Executive's employment hereunder will terminate upon the occurrence of any of the following events (each a "Termination Event"):

(a) Executive dies, in which case the Company shall continue to pay the Base Compensation to the estate of the Executive for a period of thirty (30) days after such death;

(b) The Company, by written notice to Executive or his personal representative, discharges Executive due to the inability to continue to perform to the satisfaction of the Board those duties previously assigned to him prior to such injury or disability hereunder for a continuous period exceeding 30 days by reason of injury, physical or mental illness or other disability, which condition has been certified by a physician acceptable to the Company; provided, however, that prior to discharging Executive due to such disability, the Company shall give a written statement of findings to Executive or his personal representative setting forth specifically the nature of the disability and the resulting performance failures, and Executive shall have a period of thirty (30) days thereafter to respond in writing to the Company's findings, whereupon the Company shall conduct a reasonable and fair hearing with the Executive and any supporting witnesses and evidence for the Executive to reach a final determination;

(c) Executive is discharged by the Company for "Cause". As used in this Agreement, the term "Cause" shall mean:

(i) Executive's final and unappealed conviction of (or pleading guilty or "nolo contendere" to) any felony or a misdemeanor involving dishonesty or moral turpitude; provided, however, that prior to discharging Executive for Cause, the Company shall give a written statement of findings to Executive setting forth specifically the grounds on which Cause is based, and Executive shall have a period of ten (10) days thereafter to respond in writing to the Company's findings; or

(ii) The willful and continued failure of Executive to substantially perform his duties with the Company (other than any such failure resulting from illness or disability) after written demand of no less than thirty (30) days for substantial performance is requested by the Company, which demand specifically identifies the manner in which it is claimed Executive has not substantially performed his duties, or

(iii) Executive is willfully and continuously engaged in material misconduct which has, or would reasonably be expected to have, a direct and material adverse monetary effect on the Company; or

(iv) Executive becomes ineligible or disqualified to serve as an officer or director of a public company by reason of an order issued by a regulatory or disciplinary authority under state or federal securities laws or applicable regulations.

For purposes of this Section 4.1(c), no act or failure to act on Executive's part shall be considered "willful" if done, or omitted to be done, by Executive in good faith and with reasonable belief that Executive's action or omission was in, or not opposed to, the best interest of the Company. No termination shall be effected for "Cause" unless Executive has been provided with specific written information as to the acts or omissions which form the basis of the allegation of for "Cause", and Executive has had an opportunity to be heard, with counsel if he so desired, before the Company determines, by majority vote, in good faith, that Executive was guilty of conduct constituting for "Cause" as herein defined, specifying the particulars thereof in detail.

(d) Executive is discharged by Company "without Cause", which the Company may do at any time, with at least thirty (30) days advance written notice, subject to the full performance of the obligations of the Company to the Executive for Base Compensation and bonus payments pursuant to Section 4.2; or

(e) Executive voluntarily terminates his employment due to "Good Reason", which shall mean a material default by the Company in the performance of any of its obligations hereunder, which default remains uncured by the Company for a period of thirty (30) days following receipt of written notice thereof to the Company from Executive or

(f)   Executive voluntarily terminates his employment without Good Reason, which Executive may do at any time with at least 30 days advance notice.

4.2   Effects of Termination

(a)   Upon termination of Executive's employment hereunder for any reason, the Company will promptly pay Executive all Base Compensation owed to Executive and all bonuses, as previously defined in writing by the Company, earned and unpaid through the date of termination (including, without limitation, salary and employee expenses reimbursements).

(b)   Upon termination of Executive's employment under Sections 4.1(b), (d) or (e), the Company shall pay Executive, commencing immediately upon such termination of employment, monthly (or biweekly at the Company's discretion) amounts equal to the then applicable Base Compensation and employer paid benefits, excluding bonus, for a period of twelve (12) months after termination. Executive may retain laptop and portable phone provided all corporate and confidential information has been removed by technical support.

(c)   Upon voluntary termination by Executive pursuant to Sections 4.1 (b), (c), (d), or (f), Executive agrees that for the twenty-four (24) month period following the Termination Event:

(i)   Executive will not directly or indirectly, whether as an individual, employee, director, consultant or advisor, or in any other capacity whatsoever, provide services to any person, firm, corporation or other business enterprise which is involved in the business of remote monitoring of diabetic patients in competition with the Company, unless he obtains the Company's prior written consent.

(ii)   Executive will not directly or indirectly encourage or solicit, or attempt to encourage or solicit, any individual to leave the Company's employ for any reason or interfere in any other manner with the employment relationships at the time existing between the Company and its current employees.

(iii)   Executive will not induce or attempt to induce any provider, agent, customer, supplier, distributor, licensee or other business relation of the Company to cease doing business with the Company or in any way interfere with the existing business relationship between any such providers, agent, customer, supplier, distributor, licensee or other business relation and the Company.

Executive acknowledges that monetary damages may not be sufficient to compensate the Company for any economic loss, which may be incurred by reason of breach of the foregoing restrictive covenants. Accordingly, in the event

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of any such breach, the Company shall, in addition to any remedies available to the Company at law, be entitled to obtain equitable relief in the form of an injunction, precluding Executive from continuing to engage in such breach.

If any restriction set forth in this paragraph is held to be unreasonable, then Executive and the Company agree, and hereby submit, to the reduction and limitation of such prohibition to such area or period as shall be deemed reasonable

(d)   Following a Termination Event, Executive agrees not to make to any person, including but not limited to customers of the Company, any statement that disparages the Company or which reflects negatively upon the Company, including but not limited to statements regarding the Company's financial condition, its officers, directors, shareholders, employees and affiliates. The Company agrees not to make to any person, including but not limited to customers of the Company, any statement that disparages Executive or which reflects negatively upon Executive, including but not limited to statements regarding his financial condition.

5.   **General Provisions**

5.1   **Assignment.** Neither party may assign or delegate any of his or its rights or obligations under this Agreement without the prior written consent of the other party.

5.2   **Entire Agreement.** This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior agreements between the parties.

5.3   **Modifications.** This Agreement may be changed or modified only by an agreement in writing signed by both parties hereto.

5.4   **Successors and Assigns.** The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and permitted assigns and Executive and Executive's legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person shall have become a party to this Agreement and have agreed in writing to join and be bound by the terms and conditions hereof.

5.5   **Governing Law.** This Agreement shall be governed by, construed and enforced in accordance with, the laws of the State of Utah, and venue and jurisdiction for any disputes hereunder shall be heard in any court of competent jurisdiction in Salt Lake City, Utah for all purposes.

5.6   **Clawback.** Notwithstanding anything contained herein to the contrary, any amounts paid or payable to Executive pursuant to this Agreement or otherwise by the Company, including, but not limited to, any equity compensation granted to Executive, may be subject to forfeiture or repayment to the Company in accordance with Code

Section 409A and pursuant to any clawback policy as adopted by the Board from time to time, and Executive hereby agrees to be bound by any such policy.

5.7 **Severability.** The provisions of this Agreement are severable. If any provision of this Agreement is determined to be unenforceable, in whole or in part, then such provision shall be modified so as to be enforceable to the maximum extent permitted by law. If such provision cannot be modified to be enforceable, the provision shall be severed from this Agreement to the extent unenforceable. The remaining provisions and any partially enforceable provisions shall remain in full force and effect.

5.8 **Further Assurances.** The parties will execute such further instruments and take such further actions as may be reasonably necessary to carry out the intent of this Agreement.

5.9 **Notices.** Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed received by the recipient when delivered personally or, if mailed, five (5) days after the date of deposit in the United States mail, certified or registered, postage prepaid and addressed, in the case of the Company, to:

Chief Financial Officer
Active Care, Inc.
5095 West 2100 South
West Valley City
Utah 84120

and in the case of Executive, to the address shown for Executive on the signature page hereof, or to such other address as either party may later specify by at least ten (10) days advance written notice delivered to the other party in accordance herewith.

5.10 **No Waiver.** The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver of that provision, nor prevent that party thereafter from enforcing that provision of any other provision of this Agreement.

5.11 **Legal Fees and Expenses.** In the event of any disputes under this Agreement, each party shall be responsible for their own legal fees and expenses which it may incur in resolving such dispute, unless otherwise prohibited by applicable law or a court of competent jurisdiction.

5.12 **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

5.13 **Affirmation.** Executive acknowledges that Executive has carefully read this Agreement, Executive knows and understands its terms and conditions and Executive has had the opportunity to ask the Company any questions Executive may have had prior to signing this Agreement.

5.14. **Compliance with Code Section 409A and Other Applicable Provisions of the Internal Revenue Code.**

(a) It is intended that (i) each payment or installment of payments provided under this Agreement is a separate "payment" for purposes of Internal Revenue Code ("Code") Section 409A, and (ii) that the payments satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A, including those provided under Treasury Regulations 1.409A-1(b)(4) (regarding short-term deferrals), 1.409A-1(b)(9)(iii) (regarding the two-times, two (2) year exception) and 1.409A-1(b)(9)(v) (regarding reimbursements and other separation pay). Notwithstanding anything to the contrary herein, if the Company determines (i) that on the date of Executive's "separation from service" (as such term is defined under Treasury Regulation 1.409A-1(h)) or at such other time that the Company determines to be relevant, Executive is a "specified employee" (as such term is defined under Treasury Regulation 1.409A-1(i)(1)) of the Company, and (ii) that any payments to be provided to Executive pursuant to this Agreement are or may become subject to the additional tax under Code Section 409A(a)(1)(B) or any other taxes or penalties imposed under Code Section 409A if provided at the time otherwise required under this Agreement, then such payments shall be delayed until the date that is six (6) months after the date of Executive's "separation from service" (as such term is defined under Treasury Regulation 1.409A-1(h)) or, if sooner, the date of Executive's death. Any payments delayed pursuant to this Section 26 shall be made in a lump sum on the first day of the seventh month following Executive's "separation from service" (as such term is defined under Treasury Regulation 1.409A-1(h)) or, if sooner, the date of Executive's death. It is intended that Agreement shall comply with the provisions of Code Section 409A and the Treasury Regulations relating thereto so as not to subject Executive to the payment of additional taxes and interest under Code Section 409A. In furtherance of this intent, this Agreement shall be interpreted, operated, and administered in a manner consistent with these intentions.

(b) In addition, to the extent that any reimbursement, fringe benefit or other, similar plan or arrangement in which Executive participates during the term of Executive's employment under this Agreement or thereafter provides for a "deferral of compensation" within the meaning of Code Section 409A, (i) the amount eligible for reimbursement or payment under such plan or arrangement in one calendar year may not affect the amount eligible for reimbursement or payment in any other calendar year (except that a plan providing medical or health benefits may impose a generally applicable limit on the amount that may be reimbursed or paid), (ii) subject to any shorter time periods provided herein or the applicable plans or arrangements, any reimbursement or payment of an expense under such plan or arrangement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement or in-kind benefit is not subject to liquidation or exchange for another benefit.

(c)   Notwithstanding anything herein to the contrary, a termination of Executive's employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a "separation from service" within the meaning of Code Section 409A (and Treasury Regulation 1.409A-1(h)) (which, by definition, includes a separation from any other entity that would be deemed a single employer together with the Company for this purpose under Code Section 409A (and Treasury Regulation 1.409A-1(h)), and for purposes of any such provision of this Agreement, references to a "termination," "termination of employment," "termination date," or similar terms shall mean "separation from service."

(d)   For the avoidance of doubt, the Company shall pay any amounts that are due under this Agreement following Executive's termination of employment, death, Disability or other event within the periods of time that are specified in this Agreement, provided, however, that the Company, in its sole and absolute discretion, shall determine the date or dates on which any such payment shall be made during such specified period.

(e)   By accepting this Agreement, Executive hereby agrees and acknowledges that neither the Company nor its subsidiaries make any representations with respect to the application of Code Section 409A to any tax, economic or legal consequences of any payments payable to Executive hereunder. Further, by the acceptance of this Agreement, Executive acknowledges that (i) Executive has obtained independent tax advice regarding the application of Code Section 409A to the payments due to Executive hereunder, (ii) Executive retains full responsibility for the potential application of Code Section 409A to the tax and legal consequences of payments payable to Executive hereunder and (iii) the Company shall not indemnify or otherwise compensate Executive for any violation of Code Section 409A that my occur in connection with this Agreement. The Parties agree to cooperate in good faith to amend such documents and to take such actions as may be necessary or appropriate to comply with Code Section 409A.

[Signatures on following page.]

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement, effective as of the day and year first above written.

ActiveCare, Inc.

By: _____

Michael G. Acton
Chief Financial Officer,
By Order of the Board of Directors

EMPLOYEE:

_____

David G. Derrick

Address for notice:

1401 North 1075 West
Suite 240
Farmington, UT 84025